05037790

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 28 2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott James Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 Arlington Boulevard
(No. and Street)

Falls Church, Virginia 22042
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott S. James 703-533-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayah, Tamba, S.
(Name – *if individual, state last, first, middle name*)

7005 Good Luck Rd. New Carrollton, Maryland 20784-3621
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott S. James, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott James Group, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-None-

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scott James Group, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2004

Assets	Allowable	Non-Allowable	Total
Cash	67,973		
Receivables from Brokers or Dealers			
A. Clearance Account	27,202		
B. Other	270		
Other Assets		1,827	
Total Assets	95,444	1,827	97,271

Liabilities & Shareholder's Equity

Liabilities	AI Liabilities	Non-AI Liabilities	Total
Accounts Payable	16,333	0	16,333
Long-Term Debt	0	0	0
Total Liabilities	16,333	0	16,333

Shareholders Equity	
Common Stock	1
Additional Paid-In Capital	104,206
Retained Earnings	-23,269
Total Ownership Equity	80,938
Total Liabilities & Shareholder's Equity	97,271

Scott James Group, Inc.
Statement of Income
For The Year Ended December 31, 2004

REVENUE	
Commissions:	
Commissions on transactions in exchange listed equity secu	34,966
Commissions on listed options transactions	597
All other securities commissions	28,191
Total securities commissions	63,754
Gains or losses on firm securities investment accounts	0
Fees for account supervision, investment advisory and adm	585,215
Other revenue	2,326
Total Revenue	651,294
EXPENSES	
Other employee compensation and benefit	614,767
Commissions paid to other broker-dealers	13,908
Interest expense	473
Regulatory fees and expenses	15,914
Other expenses	4,572
Total Expenses	649,635
NET INCOME	1,660

Scott James Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2004
Increase (Decrease) in Cash

Cash Flows from operating activities:	
Net Income	1,660
Increase In Accounts Payable	16,333
Decrease In Accounts Receivable	2,342
Net Cash Provided by Operating Activities	20,334
Capital Contributions	0
Capital Withdrawals	0
Net Cash Provided by Capital Contributions	0
Net Increase In Cash	20,334
Cash Beginning of Year	76,667
Cash End of Year	97,001

Scott James Group, Inc.
Statement of Changes in Ownership Equity 2004

Balance, beginning of period	79,279
Net Income (loss)	1,660
Additions	0
Deductions	0
Balance, end of period	80,939

Scott James Group, Inc.
Net Capital
31-Dec-04

Reconciled Cash Equivalents	67,972.68
Clearing Deposit	25,000.00
Web CRD Balance	1,827.00
Pershing Net Credit Balance	2,201.87
Accounts Receivable	269.69
Total Assets	97,271.24
-Total Liabilities	16,332.79
Net Worth	80,938.45
-Non-Allowable	1,827.00
Adjusted Capital	79,111.45
-Haircut	0.00
Net Capital	79,111.45
-Required Minimum	50,000.00
Excess Net Capital	29,111.45

Aggregate Indebtedness	16,332.79
Ratio of AI to Net Capital	20.65%

Scott James Group, Inc.
COMPUTATION OF NET CAPITAL
31-Dec-04

Total ownership equity from Statement of Financial Condition	80,938
Total ownership equity qualified for Net Capital	80,938
Total capital and allowable subordinated liabilities	80,938
Deductions and/or charges:	
Total nonallowable assets from Statement of Financial Condition	1,827
Net capital before haircut on securities positions	79,111
Haircuts	0
Net Capital	79,111

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer (1)	50,000
Excess Net Capital	29,111

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total AI Liabilities from Statement of Financial Condition	16,333
Total aggregate indebtedness	16,333
Percentage of aggregate indebtedness to net capital	20.65%

(1) Operates under (k)(2)ii exemption.

No differences exist between the unaudited Part IIA Focus Filing and this report.

MAYAH & ASSOCIATES, CPAs

To the Shareholders and Board of Directors
The Scott James Group, Inc.

Independent Auditor's Report

We have audited the accompanying statement of Net Capital of The Scott James Group, Inc. including the Statement of Financial Condition, as of December 31, 2004, the related statements of Income, Cash Flows, changes in Ownership Equity, and the notes to the financial statements for the period then ended. These financial statements and notes to the financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and notes to the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the notes to the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the notes to the financial statements. Our procedures included confirmation of securities owned as of December 31, 2004 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the notes to the financial statements referred to above present fairly, in all material respects, the financial position of The Scott James Group, Inc., as of December 31, 2004, the results of its operations and changes in net assets for the year then ended, and the notes to the financial statements as of December 31, 2004, in conformity with generally accepted accounting principles.

Tamba S. Mayah, CPA
New Carrollton, MD
January 31, 2005

7005 Good Luck Road; New Carrollton, MD 20784-3621. (301)486-1443 Tel. (301)486-1445 Fax

The Scott James Group, Inc.

Notes to the Financial Statements – December 31, 2004

Significant Accounting Policies: Nature of Operations

The Scott James Group, Inc. "the Company" is an NASD Broker/Dealer. The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.

Security Valuation

All investments are carried at fair value, which are market quotations when readily available or determined in "good faith" by the Board of Directors when market quotations are not readily available. Money market funds are carried at fair value.

Federal Income Taxes

The Company operates as a Subchapter S corporation and as such all tax liability flows through to the personal return of Scott S. James, who is 100 percent owner and principal.

Others

The Company follows industry practices and records security transactions on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

MAYAH & ASSOCIATES, CPAs

To the Shareholders and Board of Directors
The Scott James Group, Inc.

Subject: Material Inadequacies

As required by SEC Rule 17a-5(d)(1), the Rule, and in connection with our audit of The Scott James Group, Inc. for the period ended December 31, 2004, we have found no material inadequacies to report.

Tamba S. Mayah, CPA
New Carrollton, MD
January 31, 2005

7005 Good Luck Road; New Carrollton, MD 20784-3621. (301)486-1443 Tel. (301)486-1445 Fax

To the Shareholders and Board of Directors,
The Scott James Group, Inc.

Report About Internal Control

In planning and performing our audit of the financial statements and supplemental schedules of The Scott James Group, Inc., "the Company", for the year ended December 31, 2004, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, the SEC, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant in the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debts and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1974 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet SEC objectives.

This report is intended solely for the information and use of the members, management, the SEC and the National Association of Securities Dealers, Inc. in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Tamba S. Mayah, CPA
New Carrollton, MD
January 31, 2005